25002009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68083

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ERNST CAPITAL SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 SOUTH REID STREET, SUITE 209
(No. and Street)

SIOUX FALLS	SD	57103-7062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRIS DAUGAARD	605-271-7172	CHRIS@ERNSTCAPITALGROUP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HENJES, CONNER & WILLIAMS, PC
(Name – if individual, state last, first, and middle name)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

09/24/2003	108
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRIS DAUGAARD, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ERNST CAPITAL SECURITIES, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KARLA ANN JACKSON
Notary Public
SEAL
South Dakota

Signature: [signature]

Title:
CEO/CCO

[signature] expires 08/24/25
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ERNST CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2024

ERNST CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

HENJES, CONNER &
WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Ernst Capital Securities, LLC
Sioux Falls, South Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ERNST CAPITAL SECURITIES, LLC (a South Dakota limited liability company), as of December 31, 2024, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ernst Capital Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ernst Capital Securities, LLC's management. Our responsibility is to express an opinion on Ernst Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ernst Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit ~~included~~ performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 11 through 14 have been subjected to audit procedures performed in conjunction with the audit of Ernst Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Ernst Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Ernst Capital Securities, LLC's auditor since 2014.

Dakota Dunes, South Dakota
February 10, 2025

ERNST CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets		
Current assets:		
Cash	$	116,889
Money market account		25,735
CRD escrow		3,508
Savings escrow		108
Accounts receivable		17,500
Prepaid expenses and other		8,240
Total current assets and total assets	$	171,980
Liabilities and capital		
Current liabilities:		
Commissions payable	$	1,500
Accrued expenses		1,482
Sales tax liability		67
Payoll tax liability		42
Total current liabilities and total liabilities		3,091
Capital:		
Members' equity		168,889
Total capital		168,889
Total liabilities and capital	$	171,980

The accompanying notes are an integral part of these financial statements.

ERNST CAPITAL SECURITIES, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2024

Revenues:	
Commissions	$ 1,207,500
Interest	704
Total revenues	1,208,204
Expenses:	
Commissions and fees	58,500
Office	3,000
Insurance	1,812
Legal and professional	40,276
Licenses	12,440
Payroll tax	5,231
Rent or lease	6,000
Telephone	1,200
Other taxes	133
Bank charges	258
Total expenses	128,850
Net income	$ 1,079,354

The accompanying notes are an integral part of these financial statements.

ERNST CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2024

	Members' Equity
Balance, December 31, 2023	$ 114,535
Net income	1,079,354
Distributions to members	(1,025,000)
Balance, December 31, 2024	$ 168,889

The accompanying notes are an integral part of these financial statements.

ERNST CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
December 31, 2024

Subordinated liabilities, December 31, 2023	$	-
Increases		-
Decreases		-
Subordinated liabilities, December 31, 2024	$	-

The accompanying notes are an integral part of these financial statements.

ERNST CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

Operating activities	
Net income	$ 1,079,354
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(17,500)
Decrease in prepaid expenses and other	1,145
Increase in commissions payable	1,500
Decrease in accrued expenses	(167)
Decrease in sales tax liability	(30)
Decrease in payroll tax liability	(9)
Net cash provided by operations	1,064,293
Financing activities	
Distributions to members	(1,025,000)
Net cash used in financing	(1,025,000)
Net increase in cash and cash equivalents	39,293
Cash and cash equivalents at beginning of year	106,947
Cash and cash equivalents at end of year	$ 146,240
Reconciliation of cash and cash equivalents to the statement of financial condition:	
Cash	$ 116,889
Money market account	25,735
CRD escrow	3,508
Savings escrow	108
	$ 146,240
Supplemental disclosure of cash flow information	
Cash paid for interest	-
Cash for paid for income taxes	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 — NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Ernst Capital Securities, LLC (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of Activity

The Company is a South Dakota limited liability company that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for a limited liability company in which a Company member is a partner or manager. The Company did change its name from Ernst Capital Group I, Inc. to Ernst Capital Securities, Inc. in 2010. Effective January 1, 2013 the Company converted to a limited liability company from a corporation. The Company is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting

The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition

The Company receives revenue (commissions) from selling interests in limited liability companies (LLCs) that hold real estate used for the production of income. The Company also receives revenue from due diligence or compliance and administration of the offering. This revenue is recognized under the contract with the limited liability company at the time the investor (subscription agreement) is accepted by the issuer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2024.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

NOTE 1 — NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company elected to be taxed as a partnership for federal and state income tax purposes. The Company's taxable income or losses, as well as certain other tax attributes, are passed through directly to the Company's members and are reported in each member's individual income tax return. Consequently, these financial statements do not include any provision for federal or state income tax expense.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

No interest or penalties have been accrued for the year ended December 31, 2024. The federal and state income tax returns of the Company for 2023, 2022, and 2021 are subject to examination by the IRS generally for 3 years after they are filed. There is no state income tax in South Dakota.

Compensated Absences

During the year ended December 31, 2024 the Company had two full-time employees. Accrued vacation pay at December 31, 2024 was deemed immaterial and was not accrued.

Recently Adopted Accounting Pronouncement

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" (ASU 2023-07), requiring public entities to disclose information about their respective segments' significant expenses and other segment items. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 8 for further details.

Subsequent Events

Management has evaluated subsequent events through February 10, 2025, the date the financial statements were available to be issued. There were no subsequent events that required disclosure.

NOTE 2 — NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2024, the Company had net capital of $157,033, which was $152,033 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.0197 to 1, at December 31, 2024.

The Company's only source of revenue is from the sale of interests in real estate held by LLCs and from compliance and administrative work to the same LLCs. These real estate developments are managed and typically owned by family members of a member. The total commission and administrative revenue received from those LLCs was $1,207,500.

NOTE 3 — RELATED PARTY TRANSACTIONS

The Company rents office space from Ernst Capital Group, LLC, which is affiliated with a member through common ownership. Total rent due to that entity was $6,000 during the year ended December 31, 2024. See Note 6 for future minimum rental commitments.

The Company also rents computer networking and telecommunication equipment and receives clerical and professional services from Ernst Capital Group, LLC. The rental agreement and the clerical and professional services agreements are for one year. Total rent due for networking and telecommunications equipment to that entity was $1,200 during the year ended December 31, 2024. The amount due for clerical services was $3,000 during the year ended December 31, 2024. The amount due for professional services was $18,000 during the year ended December 31, 2024. All amounts have been paid at year-end.

NOTE 4 — CONCENTRATIONS

All revenues were generated from LLCs where the same related party had controlling interests for the year ended December 31, 2024. The Company's cash balances are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE 5 — RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

NOTE 6 — LEASES AND COMMITMENTS

The Company leases certain office space from its parent. The lease is for an initial one-year term expiring in 2025 with annual renewals unless cancelled by either party thereafter. It has been classified as a short-term operating lease and is included in the data presented above. The total short-term lease cost associated with this lease for the year ended December 31, 2024 was $6,000 and was included in the statement of income as rent or lease expense.

NOTE 7 — COMMITMENTS AND CONTINGENCIES AND GUARANTEES

There were no outstanding commitments or contingencies or guarantees as of December 31, 2024.

NOTE 8 — SEGMENT REPORTING

The Company is engaged in a single line of business as a registered broker-dealer, which acts as an agent in the sale of real estate interests for a limited liability company. The Company has identified its President and Chief Executive Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 1. The Company derived all of its revenues from LLCs where Ernst Capital Group, LLC (see Note 3) had controlling interests for the year ended December 31, 2024. See the statement of income for segment revenues and significant expenses for the year ended December 31, 2024.

ERNST CAPITAL SECURITIES, LLC
Schedule I - Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1

Aggregate indebtedness:		
Total liabilities	$	3,091
Net capital:		
Members' equity	$	168,889
Deduct nonallowable assets		11,856
Net capital	$	157,033
Capital requirements:		
Minimum dollar requirements	$	5,000
Net capital exceeding requiremets		152,033
Net capital	$	157,033
Percentage of aggregate indebtedness to net capital		1.97%

Note: There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024

ERNST CAPITAL SECURITIES, LLC
Schedule II - Reconcilation of Net Capital and Aggregate Indebtedness per Audit Report to FOCUS Report

Aggregate indebtedness from Schedule I	$	3,091
Aggregate indebtedness per FOCUS report		3,091
Difference	$	-
Net capital from Schedule I	$	157,033
Net capital per FOCUS report		157,033
Difference	$	-

ERNST CAPITAL SECURITIES, LLC
Schedule III - Information relating to Possession or Control Requirements

The firm met the requirement to file an exemption report under footnote 74 of SEC Release No. 34-
Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments
Broker-Dealer Financial Reporting Rule."

ERNST CAPITAL SECURITIES, LLC
Schedule IV - Computation of Reserve Requirements

The firm met the requirement to file an exemption report under footnote 74 of SEC Release No. 34- Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments Broker-Dealer Financial Reporting Rule."

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Ernst Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Ernst Capital Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to engaging in direct participation programs and private placements structured as direct participation programs. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ernst Capital Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ernst Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Henjes, Conner &
Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 10, 2025

ERNST
CAPITAL SECURITIES

101 S. REID STREET, SUITE 209
SIOUX FALLS, SD 57103

TEL: (605) 271-7172
FAX: (605) 271-8845

United States Securities and Exchange Commission
Washington, DC 20549

To whom it may concern,

Ernst Capital Securities, LLC met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, Broker-Dealer Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended December 31, 2024 and through the date of this letter. The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3 (e) because its business is limited to engaging in direct participation programs and private placements structured as direct participation programs. We did not carry accounts for customers, promptly transmitted all customer funds, and delivered all securities received in connection with our activities as a broker or dealer, did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with the Exchange Act Rule 15c2-4, and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3

I, Chris Daugaard have conducted sufficient tests of the books and records to ascertain and claim that we were a non-covered firm in 2024. In all cases reviewed, the processes and procedures required were followed and documented.

Chris Daugaard
Ernst Capital Securities, LLC
President and CEO
February 10, 2025